UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or  15(d)

of the Securities Exchange Act of 1934

 Date of Report (Date of Earliest Event Reported): July 7, 2021

PIONEER MERGER CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39867	98-1563709
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation)	File Number)	Identification No.)

660 Madison Avenue, 19th Floor New York, NY (Address of principal executive offices)	10065 (Zip Code)

(212) 803-9080

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	PACXU	The Nasdaq Capital Market
Class A Ordinary Shares included as part of the units	PACX	The Nasdaq Capital Market
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PACXW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On July 7, 2021, Forbes published an article titled “Three Experts Offer Fintech App Marketing Tips You Can Bank On” (the “Forbes Article”) for which Noah Kerner, the Chief Executive Officer of Acorns Grow Incorporated, a Delaware corporation (“Acorns”), was interviewed. Such article discusses, among other things, financial technology application marketing tips, Acorns’ business and the proposed business combination between Acorns and Pioneer Merger Corp., a Cayman Islands exempted company (“Pioneer”) (the “Business Combination”). The text of the Forbes Article is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The foregoing Exhibit 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, Pioneer filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), including a preliminary proxy statement and prospectus. Pioneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Pioneer will send to its shareholders in connection with the Business Combination. Investors and security holders of Pioneer are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto, the definitive proxy statement/final prospectus and other documents filed in connection with Pioneer’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the definitive proxy statement/final prospectus will contain important information about the Business Combination and the parties to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/final prospectus to be included in the Registration Statement will be mailed to shareholders of Pioneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus and, when available, any amendments thereto, the definitive proxy statement/final prospectus and other documents filed with the SEC without charge at the SEC’s website at www.sec.gov or by directing a request to: 660 Madison Avenue, 19th Floor, New York, New York 10065.

Participants in the Solicitation

Pioneer, Acorns and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pioneer’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Pioneer’s directors and officers in Pioneer’s filings with the SEC, including Pioneer’s Form 10-K for the year ended December 31, 2020, the Registration Statement filed with the SEC by Pioneer, which includes the preliminary proxy statement of Pioneer for the Business Combination, and such information and names of Acorns’ directors and executive officers will also be in an Amendment to the Registration Statement to be filed with the SEC by Pioneer, which will include the definitive proxy statement of Pioneer for the Business Combination. These documents can be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to: 660 Madison Avenue, 19th Floor, New York, New York 10065.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “ongoing,” “target,” “anticipate,” “intend,” “expect,” “could,” “should,” “would,” “plan,” “predict,” “potential,” “project,” “seem,” “seek,” “future,” “outlook” or the negative or plural of these words, or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Pioneer and Acorns, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Pioneer’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Pioneer and Acorns. These statements are subject to a number of risks and uncertainties regarding Pioneer’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Pioneer or Acorns for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Pioneer and Acorns; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Pioneer’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those to be included under the heading “Risk Factors” in the Registration Statement filed with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Pioneer and other of Pioneer’s filings with the SEC. There may be additional risks that Pioneer presently does not know or that Pioneer currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Pioneer’s expectations, plans or forecasts of future events and views as of the date of this communication. Pioneer anticipates that subsequent events and developments will cause Pioneer’s assessments to change. However, while Pioneer may elect to update these forward-looking statements at some point in the future, Pioneer specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Pioneer’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pioneer or Acorns, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Forbes Article, dated July 7, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 7, 2021	PIONEER MERGER CORP.

	By:	/s/ Ryan Khoury
Name: Ryan Khoury
Title: Chief Executive Officer

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